Exhibit 21

Subsidiaries of the Registrant

State or Jurisdiction Under the
Law of Which Organized
Jersey Shore State Bank	Pennsylvania

Woods Real Estate Development Company, Inc.	Pennsylvania

Woods Investment Company, Inc.	Delaware

The M Group (subsidiary of the Bank)	Pennsylvania